FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 2, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for October 2, 2007 and incorporated by reference herein is the Registrant’s immediate report dated October 2, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: October 2, 2007

ASNA's Ninth Annual ASNApalooza Conference to
Focus on Modernization Solutions for RPG and System i

—	Hundreds of CIOs, IT Directors and Developers from across the globe to meet in San Antonio, Texas

—	Record attendance expected at first major conference to be held for ASNA customers since the recent acquisition of ASNA by BluePhoenix

SAN ANTONIO, Texas – October 2, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that preparations are in full swing for the ninth annual ASNApalooza conference, one of the premiere events for System i, iSeries and AS/400 customers who have or are considering modernizing their RPG applications to the ..NET platform. The event is the first major event to be held for ASNA customers since the recent acquisition of ASNA by BluePhoenix.

The conference, which is scheduled for October 8-10th, 2007 at the Hyatt Regency Riverwalk in San Antonio, presents a compelling technology agenda coupled with hands-on labs, excellent networking opportunities and exciting entertainment that have become the hallmark of the ASNA RPG development community’s annual gathering.

Drawing hundreds of CIOs, IT Directors and developers from across the globe to San Antonio each year, ASNApalooza focuses on ASNA’s RPG-centric .NET modernization solutions for the System i including:

—	ASNA Visual RPG for .NET, a modern implementation of the RPG language that enables RPG developers to easily build Web and Windows applications for the .NET platform; and

—	ASNA Monarch, which automates the migration of System i RPG applications to the .NET architecture

Arik Kilman, CEO of BluePhoenix Solutions will join ASNA’s Anne Ferguson for the opening remarks at the event. Kilman will discuss the state of affairs following the recent acquisition of ASNA by BluePhoenix.

“We are very happy to attend our first ASNApalooza,” said Arik Kilman, CEO of BluePhoenix. “ASNA has succeeded in creating a large community of customers who use their market-leading RPG modernization tools for System i and .NET. We look forward to meeting the attendees and discussing their modernization needs, and the additional solutions and services available to them as a result of the BluePhoenix/ASNA merger.”

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Citigroup, DaimlerChrysler, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

About ASNA (www.asna.com)
ASNA has been developing visual programming and systems software for the midrange community since 1982. ASNA Web and Windows development products include ASNA Visual RPG for .NET, DataGate, and the ASNA DataGate Component Suite. ASNA Monarch is a fully integrated solution for transforming RPG applications to the Microsoft .NET platform. ASNA is a Microsoft Gold Certified Partner, a Microsoft Visual Studio Industry Partner, an IBM Tools Network Partner, and an Advanced Tier Member of IBM’s PartnerWorld for Developers. ASNA is also a founding member of the Midrange Alliance Program, or MAP, and is an exclusive Delivery Partner for the Microsoft NXT program for ISVs.  Business applications developed with ASNA Visual RPG (AVR) and DataGate are used by more than 750,000 end-users. Based in San Antonio, Texas, ASNA also has offices in Europe (Guildford, UK) and more than 20 international distributors.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Colleen Pence	Paul Holm
BluePhoenix Solutions	H.L. Lanzet
+1210-408-0212, ext. 600	+1212-888-4570
cpence@bphx.com	paulmholm@gmail.com